

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 15, 2018

<u>Via E-mail</u>
Mr. He-Siang Yang
President
EOS Inc.
Room 519, 5F., No. 372, Linsen N. Road
Zhongshan District
Taipei City 104, Taiwan (R.O.C.)

Re: EOS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 14, 2017
File No. 0-55661

Dear Mr. Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction

cc: Joan Wu, Esq.
     Hunter Taubman Fischer & Li LLC